News release

Zi Corporation Ranked Among Fastest Growing Technology Companies in North America in 2003 Deloitte Technology Fast 500

Company Revenues Grew 729 Percent From 1998 Through 2002

CALGARY, AB, October 17, 2003 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that based on its five-year revenue growth rate of 729 percent, it has been included in the 2003 Deloitte Technology Fast 500, a ranking of the 500 fastest-growing technology companies in North America. Rankings are based on average percentage revenue growth over five years, from 1998 to 2002. During this period, Zi revenue grew from $1.6 million CDN in 1998 to $13.4 million CDN in 2002.

Zi Corporation Chief Executive Officer Michael Lobsinger commented, "We are pleased to see our company's name included with some of the most innovative and fast-growing companies in North America. We are confident our revenue will continue to grow rapidly as we expand the penetration of our proprietary predictive text input technologies in worldwide markets for wireless communication products."

In addition to its ranking of 362nd on the Deloitte Technology Fast 500, Zi also ranked 49th on the Canadian Technology Fast 50, which is a ranking of the 50 fastest growing Canadian technology firms.

The Fast 500 list is compiled from Deloitte's 20 regional North American Fast 50 programs, nominations submitted directly to the Fast 500, and public company database research. To qualify for the Fast 500, entrants must have had 1998 operating revenues of at least $50,000 USD and $75,000 CDN for the United States and Canada, respectively; and 2002 operating revenues must be at least $1 million USD or CDN. Deloitte researchers examined financial statements to validate operating revenues.

Entrants must also be public or private companies headquartered in North America and must be a "technology company," defined as a company that owns proprietary technology that contributes to a significant portion of the company's operating revenues; or devotes a significant proportion of revenues to the research and development of technology. Using other companies' technology in a unique way does not qualify.

About Deloitte

Deloitte, one of the nation's leading professional services firms, provides audit, tax, financial advisory services and consulting through nearly 30,000 people in more than 80 U.S. cities. The firm is dedicated to helping its clients and its people excel. Known as an employer of choice for innovative human resources programs, Deloitte has been recognized as one of the "100 Best Companies to Work For in America" by Fortune Magazine for six consecutive years. "Deloitte" refers to Deloitte & Touche LLP and affiliated entities. Deloitte is the US member firm of Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu is a Swiss Verein (association), and, as such, neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the name "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu" or other related names. The services described herein are provided by the US member firm and not by the Deloitte Touche Tohmatsu Verein. For more information, please visit Deloitte's web site at www.deloitte.com/us.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com